82-34631

JCDecaux




SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 2nd June 2005

SUPPL

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 2ndJune in relation to MCDecaux (joint venture between JCDecaux SA and Mitsubishi Corporation) wining an exclusive 20-year bus shelter advertising contract for Nagoya (Japan).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

Enc.

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FILE 82-5247


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2005
WASH, D.C. 209
SECTION

JCDecaux

JAPAN:
MCDecaux wins exclusive 20-year bus shelter advertising contract for Nagoya

Out of Home Media

Paris, 2 June 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, announced today that **MCDecaux**, a joint venture between JCDecaux SA (60 %) and Mitsubishi Corporation (40%), has won the exclusive 20-year bus shelter advertising contract for Nagoya, following an invitation to tender.

The contract is for 300 bus shelters as target in the first phase, incorporating 600 advertising faces. With six bus shelters installed, the first year will be spent piloting the concept of bus shelter advertising to the citizens of the City of Nagoya and gauging their reactions. If these reactions are positive, the contract will be confirmed.

Nagoya and its region are a particularly prosperous and dynamic area that is currently hosting the World Exhibition « Expo Aichi 2005 ». The fourth largest city in Japan with a population of 2.2 million and the headquarters of the Toyota empire settled in Chubu region, it has become the new centre for growth in the country.

Japan is the second largest advertising market in the world, representing approximately US$30 billion, 12 % of which is allocated to outdoor advertising. The country offers significant growth potential for street furniture. In January 2003, advertising on bus shelters was authorised, as it provided a means of financing street furniture programmes and ensuring their upkeep and maintenance.

***Jean-Charles Decaux, co-CEO of JCDecaux** stated: « Having won the Yokohama contract in 2004, this new contract confirms the acceptance of the bus shelter advertising concept in the Japanese market. We are convinced that these two contracts will be an example for other Japanese cities. Our presence in Nagoya strengthens our position in the second largest advertising market in the world and reinforces JCDecaux's position as number one in the world for Street Furniture. »*

Key Information on the Group

- *2004 revenues: €1,627.3 million ; Q1 2005 revenues . : €379.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Communications Management
Press relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

General Finance Management
Investor relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr